Via Electronic Submission (Correspondence)

July 22, 2013

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     Fortegra Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed April 1, 2013
File No. 001-35009

Dear Mr. Rosenberg:

On behalf of Fortegra Financial Corporation (“Fortegra”), I hereby submit our responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Fortegra’s Annual Report on Form 10-K, filed with the Commission on April 1, 2013, as set forth in your letter dated July 10, 2013 (the “Comment Letter”).

For reference purposes, the text of each of the Staff’s comments is set forth below in bold, numbered to correspond to the comment numbers used in the Comment Letter, and followed by our response thereto.

Staff Comment:

“Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm, page 73

1.	Please have Johnson Lambert LLP explain to us why they did not include an explanatory paragraph in their report to note that the financial statements have been restated.”

Fortegra Response:

We have obtained the requested explanation as provided by Johnson Lambert LLP in the following statement:

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“The auditing standards of the Public Company Accounting Oversight Board, state that the correction of a material misstatement in previously issued financial statements should be recognized in the auditor's report through the addition of an explanatory paragraph following the opinion paragraph. As disclosed in Note 3 to the financial statements of Fortegra Financial Corporation (the Company), management determined that the restatements to correct for errors in prior periods relating to purchase accounting adjustments and cash flows were immaterial. Regarding the restatement associated with the Company’s Motor Clubs division revenues, the Company has consistently utilized its net revenues as presented in Note 24 as well as throughout the Company’s management discussion and analysis and earnings release materials to evaluate the Company’s Payment Protection Segment operating results. As disclosed in Note 3 to the Company’s financial statements, the restatement to present the Motor Club service and administrative fees revenues and related member benefits claims and commissions expenses on a gross basis rather than on a net basis as presented in prior period financial statements had no impact on net income, basic or diluted earnings per share amounts, balance sheet values or net cash provided by operations. Based upon our professional judgment of the impacts of these matters upon users of the Company’s financial statements, Johnson Lambert concluded that these restatements, individually and in the aggregate were immaterial to the financial statements taken as a whole. Therefore, we did not include an explanatory paragraph to our report to note that the financial statements had been restated.”

The above statement is made by Johnson Lambert LLP and not by Fortegra or its directors or officers, and we express no view as to its accuracy, adequacy or completeness.

Staff Comment:

Notes to the Consolidated Financial Statements
3. Restatement of the Consolidated Financial Statements, page 89

2.
You disclose that you performed an analysis based on the guidance in ASC 605 to determine the proper presentation of revenues for the Motor Clubs division and concluded that the presentation of gross revenue and expense is most appropriate because “the Company was and is the principal in transactions with motor club members, and was and is responsible for future claims and services to be provided to those members.” Please provide us a comprehensive analysis that demonstrates how your revised revenue recognition for the Motor Clubs division complies with GAAP. Your analysis should specify the factors you

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considered in determining that a gross revenue presentation was appropriate and explain how you considered the guidance in ASC 605-45.

Fortegra response:

•	Transaction Overview

Fortegra’s motor club contracts involve the following three parties:
1. Motor Club members,
2. Fortegra’s motor club subsidiaries as obligors, and
3. Fortegra’s business partners (lending institutions, automobile dealerships, and other businesses), who market and sell motor club memberships at the point of sale.

We enter into arrangements with our business partners to market and sell our motor club contracts to consumers, and our business partners earn compensation for membership sales.

We are obligated under the motor club membership contracts to maintain the memberships and to provide contract-specified benefits to the members, such as roadside assistance. Some benefits are reimbursements of cost incurred by members, for events such as emergency towing. Other benefits are services authorized by us and fulfilled by us through our networks of third party service providers (such as tow truck operators) local to the member when events arise, or through non-network service providers we authorize if our network does not reach a particular location. We manage our supplier networks to control our costs and the quality of services. Pursuant to our membership contracts and related member correspondence, members must contact us directly to request reimbursements and services.

•	Fortegra’s Analysis and Application of ASC 605

ASC 605-45 Revenue Recognition – Principal Agent Considerations provides authoritative GAAP guidance as to whether an entity should report revenue gross or net of certain amounts paid to others. As noted in ASC 605-45, the reporting depends on whether the entity functions as principal or agent. As required under GAAP, we evaluated motor clubs revenue to determine whether Fortegra should report gross revenue as a principal or net revenue as an agent, giving consideration to the factors or indicators set forth in ASC 605-45-45.

Following are the indicators that may support reporting gross revenue as presented in ASC 605-45-45 (in italics) and our analysis of each indicator relative to motor club revenues:

1.	The entity is the primary obligor in the arrangement
Whether a supplier or an entity is responsible for providing the product or service desired by the customer is a strong indicator of the entity's role in the transaction. If an entity is responsible for fulfillment, including the acceptability of the products or services

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• 10151 Deerwood Park Blvd., Bldg. 100, Suite 330 • Jacksonville, FL 32256 • (904) 416-1539 •

ordered or purchased by the customer, that fact is a strong indicator that an entity has risks and rewards of a principal in the transaction and that it should record revenue gross based on the amount billed to the customer. Representations (written or otherwise) made by an entity during marketing and the terms of the sales contract generally will provide evidence as to whether the entity or the supplier is responsible for fulfilling the ordered product or service. Responsibility for arranging transportation for the product ordered by a customer is not responsibility for fulfillment.
Management’s Analysis: Our motor club contracts identify our motor club subsidiary as the obligor and instruct our motor club members to contact us via telephone or our web site for benefits under the contract. As the primary obligor, Fortegra has the risks and rewards of a principal in the transactions. We have risk regarding the frequency by which members need services covered under the motor club contracts, and risk regarding the cost incurred to provide those services. We are responsible for ensuring the services are acceptable. If members require follow up services, they contact our motor club subsidiaries directly. Our business partners have no obligations to deliver services under the contracts they sell. This is an indicator supporting reporting gross revenue.

2.	The entity has general inventory risk – before customer order is placed or upon customer return
Unmitigated general inventory risk is a strong indicator that an entity has risks and rewards as a principal in the transaction and, therefore, that it should record revenue gross based on the amount billed to the customer. General inventory risk exists if an entity takes title to a product before that product is ordered by a customer (that is, maintains the product in inventory) or will take title to the product if it is returned by the customer (that is, back-end inventory risk) and the customer has a right of return.
Evaluation of this indicator shall include arrangements between an entity and a supplier that reduce or mitigate the entity's risk level. For example, an entity's risk may be reduced significantly or essentially eliminated if the entity has the right to return unsold products to the supplier or receives inventory price protection from the supplier.
A similar and equally strong indicator of gross reporting exists if a customer arrangement involves services and the entity is obligated to compensate the individual service provider for work performed regardless of whether the customer accepts that work.
Management’s Analysis: We do not have inventory risk based on the services nature of our obligations under the contracts. We are obligated to compensate suppliers for the services they perform under our authorization, regardless of whether the member accepts the service. For example, if a member no longer requires a tow by the time a dispatched tow truck arrives, we are still obligated to pay the tow operator for the service. This is an indicator supporting reporting gross revenue.

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3.	The entity has latitude in establishing price
If an entity has reasonable latitude, within economic constraints, to establish the exchange price with a customer for the product or service, that fact may indicate that the entity has risks and rewards of a principal in the transaction and that it should record revenue gross based on the amount billed to the customer.
Management’s Analysis: We design the motor club membership contracts and related benefits to members, and we establish and have unilateral control over the base prices. In some cases, our business partners may increase or decrease the price charged to the member, thereby impacting the business partner’s compensation for the sale. Because we control base prices, this is an indicator supporting reporting gross revenue.

4.	The entity changes the product or performs part of the service
If an entity physically changes the product (beyond its packaging) or performs part of the service ordered by a customer, that fact may indicate that the entity is primarily responsible for fulfillment, including the ultimate acceptability of the product component or portion of the total services furnished by the supplier, and that it should record revenue gross based on the amount billed to the customer. This indicator is evaluated from the perspective of the product or service itself such that the selling price of that product or service is greater as a result of an entity's physical change of the product or performance of the service and is not evaluated based on other entity attributes such as marketing skills, market coverage, distribution system, or reputation.
Management’s Analysis: We design the motor club membership contracts, and perform part of the services. Our business partners do not modify the design of the benefits, and do not perform services thereunder, except in those circumstances where a business partner also is an authorized service provider and is selected by a representative of our motor club subsidiary for a service assignment. This is an indicator supporting reporting gross revenue.

5.	The entity has discretion in supplier selection
If an entity has multiple suppliers for a product or service ordered by a customer and discretion to select the supplier that will provide the product or service ordered by a customer, that fact may indicate that the entity is primarily responsible for fulfillment and that it should record revenue gross based on the amount billed to the customer.
Management’s Analysis: Our motor club contract benefits require our authorization of services before services are obtained by the member. We select the service providers from within our supplier network, or authorize the use of providers outside of our supplier network when necessary. Our business partners are not involved in the selection of service providers. This is an indicator supporting reporting gross revenue.

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6.	The entity is involved in the determination of product or service specifications
If an entity must determine the nature, type, characteristics, or specifications of the product or service ordered by the customer, that fact may indicate that the entity is primarily responsible for fulfillment and that it should record revenue gross based on the amount billed to a customer.
Management’s Analysis: We design the motor club contracts and the related specifications of benefits provided under those contracts. When we receive communications from members regarding service needs, we are responsible for ascertaining the specific service requirements. We are responsible for assigning the service work to a capable service provider of our choosing. Although the supplier performs the specific service, we have monitoring controls that help ensure our suppliers provide the appropriate services needed by our members, and customer service procedures to ensure our members are satisfied with the services. This is an indicator supporting reporting gross revenue.

7.	The entity has physical loss inventory risk – after customer order or during shipping
Physical loss inventory risk exists if title to the product is transferred to an entity at the shipping point (for example, the supplier's facilities) and is transferred from that entity to the customer upon delivery. Physical loss inventory risk also exists if an entity takes title to the product after a customer order has been received but before the product has been transferred to a carrier for shipment. This indicator may provide some evidence, albeit less persuasive than general inventory risk, that an entity should record revenue gross based on the amount billed to the customer.
Management’s Analysis: The motor club arrangements relate to services; this indicator does not apply to these service transactions.

8.	The entity has credit risk
If an entity assumes credit risk for the amount billed to the customer, that fact may provide weaker evidence that the entity has risks and rewards as a principal in the transaction and, therefore, that it should record revenue gross for that amount. Credit risk exists if an entity is responsible for collecting the sales price from a customer but must pay the amount owed to a supplier after the supplier performs, regardless of whether the sales price is fully collected.
A requirement that an entity return or refund only the net amount it earned in the transaction if the transaction is canceled or reversed is not evidence of credit risk for the gross transaction. Credit risk is not present if an entity fully collects the sales price prior to the delivery of the product or service to the customer (in other words, before the entity incurs an obligation to the supplier). Credit risk is mitigated, for example, if a customer pays by credit card and an entity obtains authorization for the charge in advance of product shipment or service performance. Credit risk that has been substantially mitigated is not an indicator of gross reporting.

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Management’s Analysis: The member is obligated to pay for the motor club membership at the time of sale. We do not offer payment plans to members. While the cost of such membership may be financed through our business partner or other lending institution as part of a separate credit transaction such as an automobile purchase, we bear no credit risk. As a result, this indicator does not provide further evidence to support reporting gross revenue.

Following are the three indicators that may support net revenue reporting as presented in ASC 605-45-45 (in italics) and our analysis of each indicator relative to motor club revenues:

1.	The entity’s supplier is the primary obligor in the arrangement:
Whether a supplier or an entity is responsible for providing the product or service desired by a customer is a strong indicator of the entity's role in the transaction. If a supplier (and not the entity) is responsible for fulfillment, including the acceptability of the products or services ordered or purchased by a customer, that fact may indicate that the entity does not have risks and rewards as principal in the transaction and that it should record revenue net based on the amount retained (that is, the amount billed to the customer less the amount paid to a supplier). Representations (written or otherwise) made by an entity during marketing and the terms of the sales contract generally will provide evidence as to a customer's understanding of whether the entity or the supplier is responsible for fulfilling the ordered product or service.
Management’s Analysis: As discussed above under the first indicator supporting reporting gross revenues, our motor club contracts identify our motor club subsidiary as the obligor. We are responsible for providing all services under the membership agreements. Though we use service providers to assist us in providing such services, we are ultimately responsible for the quality and acceptability of the services provided to our members. This is not an indicator supporting reporting net revenue.

2.	The amount the entity earns is fixed
If an entity earns a fixed dollar amount per customer transaction regardless of the amount billed to a customer or if it earns a stated percentage of the amount billed to a customer, that fact may indicate that the entity is an agent of the supplier and should record revenue net based on the amount retained.
Management’s Analysis: Our earnings are not fixed. Earnings vary depending on the frequency of service events and the severity of costs incurred to fulfill them. Our motor club revenues are also subject to partial refund if a member chooses to terminate their membership. This is not an indicator supporting reporting net revenue.

3.	The supplier has credit risk
If credit risk exists (that is, the sales price has not been fully collected prior to delivering the product or service) but that credit risk is assumed by a supplier, that fact may

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indicate that the entity is an agent of the supplier and, therefore, the entity should record revenue net based on the amount retained.
Management’s Analysis: Third party service providers do not have credit risk. They require payment at time of delivering the service, and in most cases are suppliers within our network whom we pay directly via electronic means. This is not an indicator supporting reporting net revenue.

Through our analysis of the indicators documented above, we identified multiple indicators that in our judgment supported reporting gross revenues, and no indicators that in our judgment supported reporting net revenues. Based on those evaluations, we concluded that motor clubs revenues should be reported gross, with commission expense and member benefit claims expense reported separately.

Fortegra Acknowledgment:

Fortegra acknowledges the following:

•	Fortegra is responsible for the adequacy and accuracy of the disclosure in the filing (other than the explanation provided by Johnson Lambert, LLP set forth above);

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Fortegra may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments in connection with the foregoing, please call me at (904) 350-9660 (ext. 8272).

Very truly yours,

/s/ Walter P. Mascherin
Walter P. Mascherin
Executive Vice President and Chief Financial Officer

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• 10151 Deerwood Park Blvd., Bldg. 100, Suite 330 • Jacksonville, FL 32256 • (904) 416-1539 •